May 17, 2007

VIA EDGAR

Mr. Paul Cline, Senior Accountant
Mr. Matthew Komar, Staff Accountant
U.S. Securities and Exchange Commission, Mail Stop 4561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             City National Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
SEC File No. 001-10521

Dear Mr. Cline and Mr. Komar:

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated April 11, 2007 from Mr. Cline to Mr. Goldsmith with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “10-K”). The text of your letter has been included for your reference and the Company’s response is presented below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 12 - Derivative Financial Instruments, page A-30

1.              Noting your response to our comment in our letter dated March 20, 2007, please tell  us the specific nature of the certain certificates of deposits (e.g., brokered CD’s) and debt to which you apply the short method by assuming no ineffectiveness at hedge inception. Also, provide us with a detailed analysis of how your interest rate swaps met each of the criteria established by paragraph 68.

2.              Please include the information provided in your response in your future filings, including how you assess hedge effectiveness.

The Company uses interest rate swaps to mitigate the risk of changes in the fair value of certificates of deposits, subordinated debt and other long-term debt.

Certificates of deposits being hedged are single maturity, fixed rate, non-callable negotiable certificates of deposit which pay interest only at maturity and contain no compounding features. The certificates cannot be early redeemed except in case of the holder’s death. Hedge transactions were executed at the time the deposit transactions were negotiated. The Company does not use the interest rate swaps to hedge brokered certificates of deposits which do not qualify for the short cut method.

The Company also uses interest-rate swaps to hedge subordinated debt and other long-term debt. The debt being hedged includes the following:

•                  $115.9 million of outstanding City National Bank ten-year subordinated notes due on January 15, 2008. The subordinated notes are junior obligations to the Company’s existing and future outstanding senior indebtedness and the claims of depositors and general creditors of the Company.

•                  $150 million of City National Bank ten-year subordinated notes due on September 1, 2011.

•                  $225 million of City National Corporation senior notes due on February 15, 2013.

The Company did not have trust preferred securities as of December 31, 2006.

The interest-rate swaps are structured so that all key terms of the swaps match those of the underlying debt transactions, therefore these interest-rate swaps meet the requirements for utilizing the short cut method in accordance with paragraph 68 of FAS 133.

At the inception of each hedge transaction the Company ensures that the hedge transaction meets each of the criteria established by paragraph 68 of FAS 133. Attached to this letter are the examples of the analysis of how our interest rate swaps met each of the criteria of paragraph 68. This documentation represents an excerpt from the Company’s hedging documentation.

We will include the information provided in our responses, including the disclosure of how we assess hedge effectiveness, in the future filings.

The Company specifically acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Very truly yours,

Christopher J. Carey
Executive Vice President
Chief Financial Officer

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cc:                                 Russell D. Goldsmith
President and Chief Executive Officer

                                                Michael B. Cahill
Executive Vice President
General Counsel & Secretary

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Fair Value Swap Name:   /BCNC 4.448% 2/15/13

All requirements met?   Yes

SFAS 133 Paragraph 68 Requirement	Meets Para 68 Requirement	Rationale for how Requirement is Met
Conditions applicable to both fair value hedges and cash flow hedges
a. The notional amount of the swap matches the principal amount of the interest-bearing asset or liability [FAS133, ¶68] being hedged. [FAS149, ¶25(b)]	Yes	The $25 million notional amount of the swap is equal to the amount of the debt being hedged.

b.   If the hedging instrument is solely an interest rate swap, the fair value of that swap at the inception of the hedging relationship is zero. If the hedging instrument is a compound derivative composed of an interest rate swap and mirror-image call or put option as discussed in paragraph .156(d), the premium for the mirror-image call or put option must be paid or received in the same manner as the premium on the call or put option embedded in the hedged item

	Yes	The hedging instrument is solely an interest rate swap and the value of that swap was zero at the initiation of the hedging relationship. No compound derivatives of any kind are utilized.

c.   The formula for computing net settlements under the interest rate swap is the same for each net settlement. (That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.)

	Yes	The formula for computing net settlements is the same for each settlement and the fixed rate is the same throughout the term and the variable rate is based on the same index.

d.   The interest-bearing asset or liability is not prepayable [FAS133, ¶68] (that is, able to be settled by either party prior to its scheduled maturity), except as indicated in the following sentences. This criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded call option provided that [FAS138, ¶4(z)(3)] the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image call option. [FAS149, ¶25(d)(1)] The call option is considered a mirror image of the call option embedded in the hedged item if (1) the terms of the two call options match (including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which the instruments may be called) and (2) the entity is the writer of one call option and the holder (or purchaser) of the other call option. Similarly, this criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded put option provided that [FAS138, ¶4(z)(3)] the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image put option. [FAS149, ¶25(d)(3)]

	Yes	The interest bearing sub-debt and senior debt are not prepayable by either party. None of the debt contains embedded call options. There are no prepayment options contingent upon any specified events.

dd. The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.33a [FAS138, ¶4(z)(4)]	Yes

The variable leg of the swap is based on three-month LIBOR which matches the benchmark interest rate designated as the interest rate risk being hedged (i.e., change in the fair value of the debt obligation due to changes in LIBOR).

e. Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.	Yes	All terms of the debt and the interest rate swaps are typical of those types of instruments.
Conditions applicable to fair value hedges only
f. The expiration date of the swap matches the maturity date of the interest-bearing asset or liability.	Yes	The maturity of the debt and the interest rate swap match at 2/15/13.
g. There is no floor or [FAS133, ¶68] cap [FAS149, ¶25(e)] on the variable interest rate of the swap.	Yes	There is no floor or cap on the variable interest rate of any of the swaps used in hedging the sub-debt and senior debt.

h.   The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (generally three to six months or less).

	Yes	The interval between repricing of the variable payments for the swap is quarterly.

Fair Value Swap Name:   /CCI 5.3125 4/12/07 Corp

All requirements met?   Yes

SFAS 133 Paragraph 68 Requirement	Meets Para 68 Requirement	Rationale for how Requirement is Met
Conditions applicable to both fair value hedges and cash flow hedges
a. The notional amount of the swap matches the principal amount of the interest-bearing asset or liability [FAS133, ¶68] being hedged. [FAS149, ¶25(b)]	Yes	The $50 million notional amount of the swap is equal to the amount of the certificates of deposit being hedged.

b.   If the hedging instrument is solely an interest rate swap, the fair value of that swap at the inception of the hedging relationship is zero. If the hedging instrument is a compound derivative composed of an interest rate swap and mirror-image call or put option as discussed in paragraph .156(d), the premium for the mirror-image call or put option must be paid or received in the same manner as the premium on the call or put option embedded in the hedged item

	Yes	The hedging instrument is solely an interest rate swap and the value of that swap was zero at the initiation of the hedging relationship. No compound derivatives of any kind are utilized.

c.   The formula for computing net settlements under the interest rate swap is the same for each net settlement. (That is, the fixed rate is the same throughout the term, and the variable rate is based on the same index and includes the same constant adjustment or no adjustment.)

	Yes	The formula for computing net settlements is the same for each settlement and the fixed rate is the same throughout the term and the variable rate is based on the same index.

d.   The interest-bearing asset or liability is not prepayable [FAS133, ¶68] (that is, able to be settled by either party prior to its scheduled maturity), except as indicated in the following sentences. This criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded call option provided that [FAS138, ¶4(z)(3)] the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image call option. [FAS149, ¶25(d)(1)] The call option is considered a mirror image of the call option embedded in the hedged item if (1) the terms of the two call options match (including matching maturities, strike price, related notional amounts, timing and frequency of payments, and dates on which the instruments may be called) and (2) the entity is the writer of one call option and the holder (or purchaser) of the other call option. Similarly, this criterion does not apply to an interest-bearing asset or liability that is prepayable solely due to an embedded put option provided that [FAS138, ¶4(z)(3)] the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image put option. [FAS149, ¶25(d)(3)]

Yes

The certificates of deposit are prepayable only in the event of death or mental incapacity of the holder. (DIG Issue E6 states that “any term, clause, or other provision in a debt instrument that gives the debtor or creditor the right to cause prepayment of the debt contingent upon the occurrence of a specific event thatis related either to the debtor’s or creditor’s death or to regulatory actions, legislative actions, or other similar events that are beyond the control of the debtor or creditor, should not be considered a prepayment provision under the provisions of paragraph 68(d).” The certificates of deposit do not contain embedded call options.

dd. The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.33a [FAS138, ¶4(z)(4)]	Yes

The variable leg of the swap is based on one-month LIBOR which matches the benchmark interest rate designated as the interest rate risk being hedged (i.e., change in the fair value of the certificates of deposit due to changes in LIBOR).

e. Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.	Yes	All terms of the certificates of deposit and the interest rate swaps are typical of those types of instruments.
Conditions applicable to fair value hedges only
f. The expiration date of the swap matches the maturity date of the interest-bearing asset or liability.	Yes	The maturity of the certificates of deposit and the interest rate swap match at 4/12/2007.
g. There is no floor or [FAS133, ¶68] cap [FAS149, ¶25(e)] on the variable interest rate of the swap.	Yes	There is no floor or cap on the variable interest rate of any of the swaps used in hedging the certificates of deposit.

h.   The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (generally three to six months or less).

	Yes	The interval between repricing of the variable payments for the swap is monthly.